SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 28,2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61)415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(55 61)415-1378
cesarb@brasiltelecom.com.br

Brasil Telecom Clarifies Bovespa’s Consultation

In response to a consultation made by Bovespa, which is free translated below:

       “Considering that the Board of Directors, in a Meeting held on April 11, 2003, approved the acquisition, by the company, of its own shares to be kept in treasury or future sale or to be canceled, we request the termination date of this acquisition”.

Brasil Telecom clarifies that the Board of Directors, in a meeting held on April 11, 2003 approved the implementation of a Shares Buyback Program to be valid for three months, beginning on April 14, 2003. This Shares Buyback Program will be terminated on July 14, 2003.

Brasil Telecom remains at your disposal for any clarification that is made necessary.

Brasília, May 23, 2003.

Paulo Pedrão Rio Branco
Investor Relations Officer
Brasil Telecom Participações S.A.

FEDERAL PUBLIC SERVICE	05/26/2003
CVM - BRAZILIAN EXCHANGE COMMISSION
IAN - ANNUAL INFORMATION	BRASIL TELECOM PARTICIPAÇÕES S/A

02- BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

02.01- CURRENT STRUCTURE

1 - ITEM	2 - NAME	3 - CPF	4 - ELECTION	5 - MANDATE	6 - MC[1]	7 - FUNCTION
01	Luiz Otávio Carvalho da Mota Veiga	254.704.777-20	04/30/2001	SGM/2005	2	Chairman
02	Verônica Valente Dantas	262.853.205-00	04/30/2001	SGM/2005	2	Board Member
03	Arthur Joaquim de Carvalho	147.896.475-87	04/30/2001	SGM/2005	2	Board Member
04	Carlos Bernardo Torres Rodenburg	101.087.425-04	04/23/2003	SGM/2005	2	Board Member
05	Lênin Florentino de Faria	203.561.374-49	04/23/2003	SGM/2005	2	Board Member
06	Sérgio Ricardo Silva Rosa	003.580.198-00	04/30/2001	SGM/2005	2	Board Member
07	Paulo Pedrão Rio Branco	071.802.685-34	05/02/2000	Unpredicted	1	Financial and IR Officer
08	Carlos Geraldo Campos Magalhães	113.070.135-20	01/14/2001	Unpredicted	1	Human Resources Officer

1 – Manager Code:

1 – belong only to management;
2 – belong only to board of directors
3 – belong either to management and board of directors

02.02 – PROFESSIONAL EXPERIENCE AND ACADEMIC CURRICULUM OF EACH DIRECTOR AND EXECUTIVE OFFICER

01)     LUIS OCTAVIO CARVALHO DA MOTTA VEIGA — Chairman of the Board

Educational Background:

Law from the Federal University of Rio de Janeiro Graduate studies in Tax Law from the Getúlio Vargas Foundation – RJ “Management Publique” from “Institut International d’Administration Publique” –Paris.

Professional Experience:

President of Petrobrás – Petróleo Brasileiro S.A.
Director-President of companies: Anglo American Corporation do Brasil Ltda., Rayner Coffe International (London), Jornal do Brasil S.A.
Director of Banco da Bahia de Investimentos and other companies of the BBM Group
President of the Brazilian Securities and Exchange Commission (CVM)
Member of the National Monetary Board
Partner of the Carvalhosa, Eizirik e Motta Veiga law office

02)     VERôNICA VALENTE DANTAS – Member of the Board

Educational Background:

Business Administration from the Federal University of Bahia

Professional Experience:

Director of Opportunity Asset Management Ltda.
Director of Icatu Empreendimentos e Participações Ltda.

03)     ARTHUR JOAQUIM DE CARVALHO – Member of the Board

Educational Background:

Business Administration from the Federal University of Bahia

Professional Experience:

CEO of CVC/Opportunity Equity Partners Ltd. In the Cayman Islands
Investment Director of the Opportunity group

04)     CARLOS BERNARDO TORRES RODENBURG – Member of the Board

Educational Background:

Business Administration from UNIFACS

Professional Experience:

Diretor of CVC/Opportunity Equity Partners Adm. Recursos Ltda.
Director of Opportunity Asset Management Ltda.
Director of Banco Icatu
Director of Atlantica Corretora
EMATER/BA
Director Assistant of LR Turismo Ltda.

05)     LÊNIN FLORENTINO DE FARIA – Member of the Board

Educational Background:

Administration from CEUB (1986)
Civil Engineering – incomplete — Federal University of Bahia (1979-1981)
Electrotechnical course – Federal Technical School of Paraíba
MBA in Corporate Governance – IBMEC (2001)
Professional Qualification in Labor Economy from UNICAMP (1996)

Professional Experience:

Current position - Supplementary Staff - PREVI/DIPAR/GEGOV -Executive Office of Participation - Corporate Governance Management - Rio de Janeiro (RJ)

Manager since 12/2002 in the Corporate Governance Management Department of PREVI
Team Manager in the Securities Participation Management Department of PREVI from 09/2001 to 12/2002
Division Manager in the Administrative Unit Control Division of the Internal
Controls Unit from 09/2000 to 09/2001
Division Manager in the Compliance Division of the Internal Controls Unit from 02 to 08/2000
Senior Analyst in the Internal Controls Unit from 07/99 to 02/2000
Analyst in the DF Controllership from 02/99 to 07/99
Availability in relation to the Federal District Government from 01/95 to 12/98
Advisor, Financial Operator and Team Coordinator from 07/91 to 01/95 at DEAFI–TAXAS
Assistant, Supervisor, Team Coordinator and Advisor from 05/1990 to 06/91 at COTEC-COPES
Assistant, Supervisor, A/B Analyst from 09/88 to 04/90 at DIFIN-CONOR
Management Assistant, Supervision Assistant and Supervisor of the Central Agency of Brasília (FD) from 05/83 to 08/88

06)     SéRGIO RICARDO SILVA ROSA – Member of the Board

Educational Background:

Journalism from State University of Sao Paulo (USP)

Professional Experience:

Councilman for São Paulo state
President of the National Bankers’ Confederation – CNB
Director of the Bankers’ Union in São Paulo
Coordinator of the National Committee in Defense of Public Banks
Director of Participation of Previ

07)     PAULO PEDRãO RIO BRANCO – Financial Director / IR Director

Educational Background:

Business Administration from the Catholic University of Salvador
Bachelors Degree in Economy from the Catholic University of Salvador Graduate Degree in Corporate Finance from the Getúlio Vargas Foundation
Extension course in Quality Management from the Business School of the Federal University of Bahia
Seminaire Gestion Administrative de La Distribution — EDF International (França) Seminaire Calcul Economique et Planification des Investissements — EDF International (France)

Professional Experience:

Development Director of Iberdrola Energia do Brasil Ltda. Manager of the New Business Department at public power utility, Companhia de Eletricidade do Estado da Bahia — COELBA
Assistant of the CFO — COELBA
Economic-Financial Director of hydroelectric power plant Companhia
Hidro Elétrica do São Francisco – CHESF
Secretary of Mining and Energy for the state of Bahia
Executive secretary for the state of Bahia
Special secretary for Municipal Matters of the state of Bahia
Special Coordinator for Follow-up of the Secretariat for the Government of the state of Bahia
Assistant of the Board of CHESF
Energy Coordinator for the Mining and Energy Secretariat of the state of Bahia

General Coordinator of the Board of COELBA

08)     CARLOS GERALDO CAMPOS MAGALHãES – Human Resources Director

Educational Background:

Business Administration from the Business School of Bahia state and Electrical Engineer, with emphasis on Electronics and Electrotechnical from the Federal Polytechnic University of Bahia state

Professional Experience:

Administrative Director of the OAS Finanças group Financial Director of construction company OAS and engineering company COESA Engenharia Financial Subsecretariat for the State of Bahia General Budget Superintendent of LIGHT – Serviços de Eletricidade S.A.
CEO of COELBA
Economic-Financial Director of COELBA General Coordinator for the Board of COELBA
Engineer of the Transmission System Planning Department of COELBA

06.01 – DISTRIBUTED DIVIDENDS IN THE LAST THREE YEARS

1 - Item	2 – Type of Dividend	3 – Event	4 - Approval Date	5 – Fiscal Year End	6 – Net Profit in the Period (Thousand Reais	7 – Dividends per Share	8 –Type of Shares	09 – Total Dividends (Thousand Reais))	10 – Payment Beginning Date
01	Dividend	E/OGSM	04/30/1999	12/31/1998	413,396	0.0003500000	Preferred	72,982	06/20/1999
02	Interest on Shareholder´s Equity	Board Meeting	12/02/1999	12/31/1999	250,038	0.0003920814	Ordinary	57,368	04/28/2000
03	Interest on Shareholder´s Equity	Board Meeting	12/02/1999	12/31/1999	250,038	0.0003920814	Preferred	96,881	04/28/2000
04	Dividend	E/OGSM	04/28/2000	12/31/1999	250,038	0.0000056010	Ordinary	696	04/28/2000
05	Dividend	E/OGSM	04/28/2000	12/31/1999	250,038	0.0000056010	Preferred	1,177	04/28/2000
06	Dividend	E/OGSM	04/30/2001	12/31/2000	408,643	0.0003850215	Ordinary	47,885	05/14/2001
07	Dividend	E/OGSM	04/30/2001	12/31/2000	408,643	0.0003850215	Preferred	84,652	05/14/2001
08	Dividend	E/OGSM	04/29/2002	12/31/2001	254,266	0.0003845810	Ordinary	49,403	06/26/2002
09	Dividend	E/OGSM	04/29/2002	12/31/2001	254,266	0.0003845810	Preferred	84,555	06/26/2002
10	Interest on Shareholder´s Equity	Board Meeting	06/24/2002	12/31/2002	443,441	0.3293405270	Ordinary	43,590	07/08/2002
11	Interest on Shareholder´s Equity	Board Meeting	06/24/2002	12/31/2002	443,441	0.3293405270	Preferred	72,410	07/08/2002
12	Interest on Shareholder´s Equity	E/OGSM	04/23/2003	12/31/2002	443,441	0.1231096776	Ordinary	16,271	06/20/2003
13	Interest on Shareholder´s Equity	E/OGSM	04/23/2003	12/31/2002	443,441	0.1231096776	Preferred	27,029	06/20/2003
14	Dividend	E/OGSM	04/23/2003	12/31/2002	443,441	0.1660937390	Ordinary	21,918	06/20/2003
15	Dividend	E/OGSM	04/23/2003	12/31/2002	443,441	0.1660937390	Preferred	36,409	06/20/2003

09.01 – COMPANY HISTORY

Created in 1998, Brasil Telecom Participações S.A. (former Tele Centro Sul Participações S.A.) is one of the three regional holding companies of STFC, and was constituted on May, 22, 1998, as part of the spin-off process of Telebrás which was privatized on July, 29, 1998.

At the time of privatization, Brasil Telecom Participações S.A. (former Tele Centro Sul Participações S.A.) controlled nine distinct subsidiaries of STFC: Telecomunicações do Acre S.A. – Teleacre, Telecomunicações de Rondônia S.A. – Teleron, Telecomunicações de Goiás – Telegoiás, Telecomunicações de Brasília – Telebrasília, Telecomunicações do Mato Grosso S.A. – Telemat, Telecomunicações do Mato Grosso do Sul – Telems, Telecomunicações do Paraná – Telepar, Telecomunicações de Santa Catarina – Telesc e Compania Telefônica Melhoramento e Resistência – CTMR, authorized to render services in eight states of Brazil, as well as Federal District and a small área of Rio Grande Sul, and excluding small áreas in states of Goiás and Mato Grosso do Sul and the city of Londrina, in Paraná.

On February, 28, 2000, the Extraordinary General Shareholders Meeting of Brasil Telecom Participações S.A. (former Tele Centro Sul Participações S.A.) and its branches approved the re-organization that simplified its structure through the operating companies merging in one company, a process that was concluded on April, 10, 2000, when the period to exercise the withdrawal right has been finished.

In the re-organization process, Brasil Telecom S.A. (former Telecomunicações do Paraná S.A. – Telepar) received all assets of the remaining operating companies. As a result: (i) Brasil Telecom Participações S.A., as controlling company of the remaining operating companies, received ordinary and preferred shares of Telepar, due to the expiration of ordinary and preferred shares owned from the remained companies; and (ii) the other shareholders of the remaining operating companies received preferred shares of Telepar, due to the expiration of ordinary and preferred shares owned from the remained companies. According to the CVM Rule no 319/99, the withdrawal right was granted to the shareholders by the value equivalent to the book value of each of the companies. The success of this operation was confirmed by the reduced number of rights exercised – only eight shareholders, resulting in a cost of R$23,000.

In order to offer to the common TELEPAR shareholders the same benefits granted to the minority common shareholders of the other carriers, the right to convert the common TELEPAR shares, of which they were titleholders, to preferred shares of TELEPAR issuance, was assured at the ratio of one preferred share for each common share held. This operation ended on June 14, 2000.

Brasil Telecom Participações S.A., with the aim of maintaining the 50/50 proportion of common and preferred shares of the capital stock of TELEPAR, exchanged for common shares, the amount of preferred shares of TELEPAR issuance that it held and that were necessary to maintain this proportion.

As a result of the takeover, the shareholders of the carriers, regardless of the type of shares they owned, received preferred TELEPAR shares. As such, the following ratios for the exchange of shares were used:

COMPANIES	TELEMAT	TELEBRASIL	TELESC	CTMR	TELEMS	TELERON	TELEGOIAS	TELEACRE
EXCHANGE RATIO	1.580319	0.87842	0.82949	0.728821	0.673658	0.380142	0.353636	0.055324

Therefore, the titleholders of common TELEPAR shares received the same benefits granted to the titleholders of common shares of the other carriers.

During the Special Shareholders Meeting held on April 28, 2000, the alteration of the corporate name from Empresa de Telecomunicações do Paraná S.A. — TELEPAR to Brasil Telecom S.A. was deliberated by the shareholders.

Through Act no. 6.196, of February 1, 2000, Anatel suspended the voting and vetoing right of TBS Participações S.A. or its participation in the Board of Directors or in the Executive Suite of CRT. As of February 5, Brasil Telecom, at the time the largest minority shareholder, holder of 8.01% of the total of 748,529,272 common shares of CRT issuance, began to manage the company, guaranteeing the continuity of the services, the regular course of business and its normal operation. On February 29, 2000, during the Annual Shareholder’s Meeting, members of the administration of CRT appointed by Brasil Telecom were elected.

Through Act no. 7.066, of March 17, 2000, Anatel regulated the organization of the trust fund aimed at alienating the shares of CRT issuance held by TBS Participações S.A., within a period of 90 days counting from March 21, 2000.

Since the shareholders of TBS Participações S.A. and Brasil Telecom Participações S.A. had not yet concluded the negotiations for the sale and purchase of 85.19% of the common shares of CRT issuance within the period defined, Anatel decreed the intervention of the company with the aim of preserving the competitive environment and keeping to the model defined in the General Grant Plan. As of June 22, 2000, CRT began to be managed by an administrator appointed by Anatel. The intervention was suspended after the execution of the contract for the purchase and sale of CRT shares, through Act no. 11.163, of August 29, 2000.

The Annual Shareholder’s Meeting of Brasil Telecom S.A., held on July 28, 2000, and of Brasil Telecom Participações S.A., held on April 07, 2000, approved the appraisal report and the minutes of the contract for the purchase of CRT shares. On July 31, Brasil Telecom Participações S.A. and Brasil Telecom S.A. acquired the total capital stock of TBS Participações S.A., corresponding to 31.56% of the capital stock of CRT, worth R$1.44 billion, equal to US$800 million.

Through the transaction 654,499,147 shares of CRT issuance were acquired, of which 637,677,444 were common shares and 16,821,703 were preferred shares, representing 85.19% and 1.27% of the common and preferred shares, respectively. Brasil Telecom Participações S.A. and Brasil Telecom S.A. acquired, respectively, 1.17% and 98.83% of the capital stock of TBS.

During the Annual Shareholder’s Meeting held on December 28, 2000, the shareholders of Brasil Telecom Participações S.A., Brasil Telecom S.A., CRT and TBS approved the takeover of CRT and TBS by Brasil Telecom S.A. For each share issued by CRT, the shareholders received 48.56495196 shares of Brasil Telecom S.A. issuance, of the same kind. The shareholders of Brasil Telecom S.A., including those deriving from CRT, were granted the right to exchange their common shares for preferred shares, at the ratio of one common share for one preferred share.

The restructuring enabled the simplification of the corporate structure through the consolidation of operations into one single company, as well as an increase in productivity, a higher rate of efficiency in telecommunication services, a reduction in tax load through the elimination of operations between companies and through the use of the tax exemption generated by the amortization of the share premium paid at the acquisition for control of CRT.

09.02 – SECTOR FEATURES

Telecommunications Sector:

The growth curve of fixed telephony in Brazil clearly shows that this market reached its maturity in 2002. In terms of installed lines, the plant evolved only 3.1%, jumping to 47.7 million lines in December 2001 to 49.2 million in December of 2002. In turn, the teledensity evolved from 27.3% to 29.0% in the same period. This maturity was already expected in light of the anticipation process of the objectives from 2003 to 2001.

The competition in fixed telephony is still at reduced levels. The licensees continued to have total market leadership. The mirror companies accounted for only 2.5% of the lines in service in Brazil and the “small mirror companies” did not register enough volume to alter this scenario of little competition.

The carriers that anticipated the objectives of 2003 received from Anatel new authorizations to operate the services: local, national and international long distance out of their original license area. However, their operations in 2002 were practically restricted to their respective origin areas. One of the few moves that were taken with the objective of forming a stronger presence in its concession area came from the corporate area, including the long distance calls which originated in their respective areas.

In the data communication sector, the competition for corporate clients heated up and led to a reduction in the prices offered and an improvement in quantity and quality of services. The offer of broadband services grew significantly, in particular that for Asymmetric Digital Subscriber Line – ADSL, which reached, approximately, 500 thousand accesses in Brazil, which shows its relevance as a national as well as international reference.

In general, the strategy of all the fixed telephony carriers was concentrated basically on the creation of mechanisms for the generation of traffic, the reduction of investments and the search for operational efficiency.

Within this strategy, it is worth mentioning the emphasis given to ADSL and the intelligent services, which are taking on an important role in terms of creating additional revenue and optimizing the already installed infrastructure.

In the mobile telephony sector, the effective implementation of Serviço Móvel Pessoal — Personal Mobile Service (SMP) occurred with the startup of the Oi and TIM operation in bands D and E. In addition, a successful auction for the leftovers of band D and E was held in the second half of the year. Brasil Telecom, Vésper and Telecom Américas were acquirers at the auction and should begin their operations in 2003.

In 2003, the forecast is more competition in the different sectors, involving all the members of the market. Throughout 2002, Anatel granted 11 local telephony authorizations with varied range and 14 national and international long distance authorizations, which shows the disposition of the companies to compete over new markets.

The carriers which are more capable of offering quality, price and complete and suitable solutions for the needs of each client sector have better conditions to face this scenario of accentuated competition.

Regulatory Environment in 2002:

In 2002, the telecommunication market strived to absorb the new norms set forth by Anatel at the end of 2001, which had the basic objective of making the restrictions, which until then existed to eliminate the monopoly held by the licensees, more flexible. Thus, Anatel facilitated the entry of other carriers by increasing the competition in local services as well as long distance services.

Consequently, Anatel intensified the inspection process at the licensees and it reached a peak in the second half of the year. Concurrently, with the declaration of the anticipation for the accomplishment of the objectives by several carriers, the Agency channeled considerable energy in the certification process of this anticipation.

By proceeding with the public placement of licenses in bands D and E, the Agency ended its cycle of tenders in the range of radiofrequency for SMP.

In the second half, the attention of Anatel turned also to the preparation of public queries about the extension of the license contract, which, according to the laws in effect, were required to be announced by December 31 of 2002, as did occur.

11.02 – TRADING, DISTRIBUTION, MARKETS AND EXPORT PROCESSES

Sales

Throughout 2002, Brasil Telecom added 533 thousand lines to its installed plant, totaling 10.5 million lines by the end of the year, as shown in the table below. This growth in relation to 2001 is equivalent to 5.3%, which shows that the Brasil Telecom plant was scaled for the demand of year 2002.

In terms of the plant in service, Brasil Telecom ended the year of 2002 with 9.5 million lines, which represented a net addition of 827 thousand lines. Basically, the 9.6% increase in comparison with the plant in service in 2001 can be explained mainly by the increase in residential lines as a result of marketing actions aimed at the sale of promotional plans and by the startup of prepaid terminal sales, available only at idle centers and targeted at clients with credit risk.

Another important factor that contributed to the increase of the plant in service was the policy adopted by Brasil Telecom in July to not remove the lines of delinquent customers. Through this policy, Brasil Telecom kept these lines partially blocked at the centers with idle capacity and, therefore, reduced costs of deactivation and the reinstallation of lines while increasing the traffic of the network.

The increase of the installed plant, combined with the expansion of the plant in service resulted in a usage rate (lines in service in relation to installed lines) of 89.7%, surpassing by 3.4 p.p. the rate registered in 2001.

Local Service

The users of rated services, residential, as well as non-residential, pay for the local calls according to their usage, which is measured in pulses. The pulses occur every four minutes. The residential clients have a monthly franchise of 100 pulses and the non-residential clients of 90 pulses, discounted at the billing of their local calls.

On business days, at business hours, the amount charged is calculated by multiplying the number of pulses by the unit price. For calls made on any day from midnight to six o’clock in the morning, Saturday from two in the afternoon until six o’clock in the morning on Monday and holidays, the subscriber pays only one pulse, regardless of the length of the call.

Long Distance Service

The long-distance rates are calculated with basis on the length, distance, time and day in which the call was made.

Network Services

The revenue resulting from network services is classified into two basic categories: (a) cession of means, that is, the lease charged for the use of means of the Company, of which the value is based on the length of the calls, and (b) interconnection, a rate charged for the usage of the Company network, of which the value is defined by agreements made. The price for the usage of the network varies in light of the usage of local and long distance networks.

In much the same way, the company pays other telecommunication service companies for the usage of their networks to complete calls and also pays the cellular service companies to complete calls sent to its subscribers. In Brazil, cellular services follow the rule of “calling party pays”, which means that a subscriber of the fixed telephony services pays a rate for the cellular service if the destination of the call is a cellular subscriber. If a subscriber of fixed telephone services calls a cellular service subscriber, within the same region, the VC-1 rate is used. If the cellular subscriber is out of this registration area, the VC-2 rate will be used. Calls sent to a cellular service subscriber that is out of the concession area of his/her carrier company will be charged the VC-3 rate.

The following table shows the evolution of the network traffic of Brasil Telecom since 1999:

TRAFFIC	12M02	12M01	12M00	12M99
Local Billed Pulses (Million)	13,019	13,460	10,691	8,655
National LD (Million Minutes)	7,248	5,585	4,303	3,600
Fixed-Mobile (Million Minutes)	4,363	3,964	2,692	1,455
Billed Pulses/AvgLIS/Month	119.9	139.5	146.5	169.8
LD Minutes National/AvgLIS/Month	66.7	57.9	59.0	70.6
Fixed-Mobile Minutes/AvgLIS/Month	40.2	41.1	36.9	28.5

The table below shows the historic evolution of rates corresponding to the services of Brasil Telecom:

Net Average Rates (R$)	June/98	June/99	July/99	Jan/00	June/00	Feb/01	Mar/01	June/01	July/01	Feb/02
Activation	80.00	25.81	25.81	25.81	26.98	26.98	26.98	29.41	29.41	29.41
Residential Subscription	10.00	11.73	11.73	11.73	14.06	14.06	14.06	16.58	16.58	16.58
Non Residential Subscription	15.00	17.62	17.62	17.62	21.19	21.19	21.19	24.59	24.59	24.59
Trunk Subscription	20.00	20.82	20.82	20.82	24.51	24.51	24.51	28.34	28.34	28.34
Local Pulse	0.05800	0.06671	0.06671	0.06671	0.07064	0.07064	0.07064	0.07065	0.07065	0.07065
Address Change	62.40	67.38	67.38	67.38	67.38	67.38	67.38	67.38	67.38	67.38
Inductive Card Credit (TUP)	0.04300	0.04643	0.04643	0.04643	0.05000	0.05000	0.05000	0.05352	0.05352	0.05352
LDN (Intra-Sector Minute)	0.11284	0.11900	0.11374	0.10136	0.11185	0.11185	0.11980	0.13270	0.13961	0.13961
LDN (Intra-Region Minute)	0.18426	0.19432	0.18578	0.17675	0.18784	0.18784	0.19171	0.20234	0.21132	0.21132
LDN (General Minute)	0.13130	0.13846	0.13236	0.12084	0.13149	0.13149	0.13838	0.15070	0.15814	0.15814
VC-1 (Minute)	0.25587	0.25587	0.25587	0.27912	0.27912	0.30563	0.30563	0.30563	0.30563	0.33586
VC-2 (Minute)	0.54465	0.54465	0.52586	0.48088	0.48088	0.54115	0.54115	0.54115	0.62591	0.69471
VC-3 (Minute)	0.59929	0.59929	0.58113	0.47554	0.47554	0.52494	0.52494	0.52494	0.68871	0.76438

Network

The Brasil Telecom network received investments that totaled R$1.0 billion in 2002, representing 53% of the total investment. This enabled the installation of 533 thousand lines, as well as an expansion in the data communication network and in intelligent services. Thus, Brasil Telecom has guaranteed the quality of its services and is prepared for the traffic expansion.

The implementation of four Pontos de Acesso ao Serviço — Service Access Points (PAS) in the cities of Campo Grande, Cuiabá, Maringá and Porto Alegre, besides the expansion of five existing PAS, are among the main accomplishments of the year. This led to the introduction of new services, for example, Internet Call Waiting and the hybrid terminal.

The Calling Line Identification Verification – CLIV tool was introduced in the signaling network to block users of other carriers that use CSP 14 and are delinquent.

The implementation in the transmission backbone of the first Dense Wavelength Digital Multiplex – DWDM systems between Blumenau and Florianópolis and between Porto Alegre and Caxias do Sul enabled the initial transmission capacity of this stretch of the state backbones to expand eightfold.

Evolution of the Data Communication Plant

The main investments were targeted towards the expansion of the existing networks, in particular for the installation of 124.7 thousand new ADSL gateways, accumulating a total of 225.3 thousand installed gateways. The plant in service reached 140.7 thousand accesses, representing a growth of 309% in relation to 2001.

The DialNet (Internet dialed access) service increased from 47.5 thousand installed gateways in December of 2001 to 89.0 thousand at the end of 2002, that is, a growth of 87.4%.

In terms of the other data communication services (ATM, Frame Relay, IP), a growth of 24.4% was registered in the existing plant due to the installation of 1.6 thousand new gateways, which increased the installed base to 8.2 thousand gateways.

During the last quarter of the year, the implementation of the Multi Protocol Label Switching — MPLS and the aggregator equipment in the IP network started up. These implementations will guarantee the supply of differentiated services for the corporate clients.

Products

Cyber Data Center (CyDC)

In 2002 two data centers were inaugurated, one in Brasília and another in Porto Alegre, and they, combined with the data center in Curitiba, enabled Brasil Telecom to reinforce its strategy to supply complete solutions with top technology and fully adapted to the needs of its clients.

By adopting decentralized data infrastructure, Brasil Telecom understands that the client feels more secure knowing that their information is close to their location. However, it is worth pointing out that the Cyber Data Center — CyDC is interconnected by high-speed networks that guarantee high value-added services, which count on physical and logistical security resources.

With the aim of reinforcing the sale of CyDC, Brasil Telecom formed partnerships targeted at offering products and services for market sectors with specific approaches.

The CyDCs are equipped with redundant systems integrated to the backbone, besides being connected to the other national and international telecommunication carriers. The already existing infrastructure of our Centros de Processamento de Dados — Data Processing Centers (CPDs) was used, which made the investments needed marginal. The CyDC is a vital element for the sale of connectivity and IP band and this complete offer meets the needs of our clients for backup sites, net sourcing or the cutting-edge technology access offered by CyDC.

Internet Turbo ADSL

As part of the loyalty strategy of the client base, Brasil Telecom expanded its Turbo service (ADSL technology) sales efforts for the high-income residential clients by making the service available at stations that service the A and B class areas and it offers this service at 190 municipalities in Region II.

With the purpose of differentiating its product and increasing the average revenue per access, the Company repositioned its ADSL line of products and created the “Turbo” family, which offers access speeds that vary from 300Kbps to 1.0Mbps downstream and 150Kbps to 300Kbps upstream. Also included in this philosophy of increasing the revenue of the broadband business, value-added services that use the ADSL network infrastructure were developed, for example, Turbo Vídeo, which uses the broadband network for the transmission of Video on Demand and Simple VPN, which enables the exchange of content via Internet with the security of a dedicated access.

In order to increase the sales of “Turbo” family, agreements were executed with the main suppliers for billing of the modem on the telephone bill. In addition, several new modems were approved to heat up the competition between the manufacturers and cause a reduction in price for the clients.

In 2002, partnerships with regional and national providers were formed and 319 agreements were signed with providers that, besides authenticating the users of the Turbo and Turbo Companies products, also took on the role of sales channels.

This was a year for the consolidation of the infrastructure and partnerships within the client relationship strategy. Just for the purpose of illustrating this, it is important to note that the call centers of Brasil Telecom received an average of 31.5 million calls a month, which shows the scale of this operation.

In 2002, the Company continued the implementation of the Customer Relationship Management – CRM, Work Force Management, Data Warehouse systems, besides having implemented new call center platforms and developed its new webpage.

The CRM project, for example, was developed to better equip the Company in relation to the client as this tool enables the organization and storage of important and strategic information about the profile of the clients all integrated in the same base. This facilitates analysis and allows for the establishment and the maintenance of a mutually advantageous and long-lasting relationship.

The website of Brasil Telecom received 1.6 million hits per month in the last quarter of 2002. By the end of the year, 207 thousand clients were registered on the Company page, which represented an expansion of 67% in relation to 2001, consolidating the strategy to turn it into another channel of relationship with the client.

Throughout the year, the website was totally restructured and targeted towards the clients and their respective needs. The restructuring considered the creation of specific gateways for each market sector: residential, SOHO, commercial, corporate and government, as well as the development of new services, such as: e-mail accounts, interactive accounts, online payments and consumer graphs.

In 2002, Brasil Telecom consolidated and expanded its partnership with the largest service network of the country – Empresa Brasileira de Correios e Telégrafos – ECT (Brazilian Postal Company), lottery houses and the Caixa Econômica Federal – CEF bank and offered several services in more than 10 thousand service points.

At the lottery houses, 8.6 million online debit account consultations and 5.8 million payments without accounts were made, with the automatic unblocking of the telephone terminal, and at the post offices of the capital cities of Region II, the client was able to request several types of Brasil Telecom.Contact Centers services.

Contact Centers

As of December, a new management concept was introduced in the contact center’s management, which involved strategic partners, a wider integration between the centers’ managements, higher levels of efficiency and redefinition of the client sector models. The new management concept included also the standardization of third-party contracts, better incentive programs and recognition, qualification of the service staff, improvement of the information and management of resources and new technologies.

Two companies specialized in client contact were selected as partners: Teleperformance and CBCC – Brazilian Contact Center Company.

Teleperformance is associated to French-owned SR Teleperformance, which is present in more than 30 countries and one of the three largest global companies in contact center operations. With 16 thousand contact positions at 145 center, it services 250 million telephone contacts per month around the world.

CBCC is a company of the Teletrim Telecomunicações S.A. group, which has centers in Rio de Janeiro and São Paulo and has activities in 150 Brazilian municipalities and 11 states and services 60 million clients from 1.200 contact centers.

In combination, the two companies add up to 9 thousand contact centers, which places their partnership among the three largest contact center service providers in the country, considering the centers of Teleperformance in São Paulo, those of CBCC in Rio de Janeiro and São Paulo and the current centers of Brasil Telecom, present in eight Brazilian states, among which, the District Capital.

11.03 – COMPETITION PROCESS POSITIONING

In 2002, the Serviço Telefônico Fixo Comutado — Switched Fixed Telephone Service (STFC), after the opening promoted by Anatel, was effectively exposed to a more competitive environment. Through the concession of new grants, the regulating agency expanded the number of companies with authorization to act in this market. Therefore, not only the local service, but also the national and international long distance began to have, potentially, a greater number of competitors.

Local Service

In its region, Brasil Telecom focused 96.5% on the local market. This leadership, however, is a result of a set of actions aimed mainly at the customer loyalty. The highlights of the actions implemented for this purpose are: the dissemination of broadband access, the expansion of intelligent services, the definition of alternative plans and the permanent practice of aggressive prices.

The forecast for 2003 is the introduction of new competitors in Region II to offer local services. It is believed that these new carriers will focus their efforts only on the main cities with emphasis on the corporate and higher-income residential clients.

National Long Distance

Since the introduction of the Código de Seleção da Prestadora — Carrier Selection Code (CSP), in July of 1999, the competition was established in this sector. In general, the competition in the long distance market in the three regions is practically restricted between the local licensees and the long distance licensees.

Within the scope of its concession area, Brasil Telecom maintained its leading position in this market in 2002 as can be seen in the following graph:

Graph 1: Market Share – Quarterly Average

The increase in its share in the intra-sectorial sector, as well as the intra-regional one, is due to a stronger position of the Company in offering, always, the lowest rate combined with a plan that better suits the needs of each client sector.

In 2003, however, with the release of new authorizations on behalf of Anatel, the competition should increase. The local licensees that obtained the new licenses for these services in other regions will concentrate their activities, for an eminently economic reason, on the corporate market and on the routing of calls which originate in their concession area.

Interconnection

Throughout 2002, Brasil Telecom set up agreements, based on the regulations in effect, with all parties interested in interconnecting their local or long distance networks.

The companies that aimed at market niches intensified the practice of attracting traffic-concentrating clients, such as Internet access providers and call-centers. These companies, based on the regulations, created an artificial traffic imbalance in the local interconnection routes. This posture was incessantly opposed by Brasil Telecom in several areas: regulatory, market and legal.

Even though this issue has not been totally resolved, it has been minimized. This anomaly, however, will only be corrected when Anatel, through the regulation deriving from Public Bid no. 417/02, makes the difference between telecommunication services and value-added services official.

Brasil Telecom monitored and negotiated continuously with the STFC and Serviço Móvel Celular — Cellular Mobile Service (SMC) companies with the purpose of protecting its leadership position in Region II as an Longa Distância Nacional – National Long Distance (LDN) transport service.

Telemar and Telefônica, after anticipating their universalization objectives set for December 2003, obtained, as predicted in the regulations, new grants from STFC, which enabled them to carry out their activities in Region II. As a result, Brasil Telecom signed with these companies the relationship instruments predicted in the regulations, such as: interconnection, LDN transport, sharing of means and other agreements, which were negotiated with basis on the principle of reciprocity. This was done to assure as of now the terms for future relationship agreements with those companies, when Brasil Telecom obtains the new grants from STFC to carry out its activities in Regions I and III, which are respectively, the original activity areas of Telemar and Telefônica.

Data Communication

Even though voice transmission represents the largest part of net sales of the local licensees, the carriers noticed the need to move quickly in terms of expanding the range of solutions in the data area by stepping up their shares in this highly competitive market and, thus, increase total revenue through the capture of new corporate clients.

One of the strategies of Brasil Telecom to consolidate its position in the data area was ADSL. The in-service ADSL accesses skyrocketed from 34.4 thousand in 2001 to 140.7 thousand in 2002, representing a growth of 309% and demonstrating that the largest demand in the data area is focused on Internet access. Besides ADSL, the Company placed emphasis on the Serviço de Linha Dedicada Digital — Dedicated Digital Line Service (SLDD), and Frame-Relay, which is fast becoming an interesting solution for the sector of small and medium-sized companies.

The forecast in 2003 for the company will be to contemplate services based on IP technology, mainly Voice over Internet Protocol — VoIP and Virtual Private Network Internet Protocol — VPN IP.

12.01 – MAIN PATENTS, TRADEMARKS AND FRANCHISE AGREEMENTS

Official No.	Trademark	Presentation	Class	Deposit Date	Registration Date	Extension Date	Status
821823515	TCS	Nominative	38-10	7/20/1999			Published
821920553	CONTA PROTEGIDA	Nominative	38-10	8/23/1999			Published
821920561	CONTA GARANTIDA	Nominative	38-10	8/23/1999			Published
821920570	CONTA PREMIADA	Nominative	38-10	8/23/1999			Published
822064561	SUPERFONE	Nominative	38-10	9/30/1999			Published
822064570	14 O DDD DAQUI	Nominative	38-10	9/30/1999			Published
822068320	14 O DDD DAQUI	Joint	38-10	10/1/1999			Published
822143631	FONE 14	Nominative	16-20	10/27/1999			Published
822208326	LIGMANIA	Nominative	16-20	11/24/1999			Published
822286530	BRASIL TELECOM	Joint	37-45	12/14/1999			Published
822286572	BRASIL TELECOM	Joint	38-10	12/14/1999			Request
822420821	FOGUETE	Nominative	38	1/27/2000			Published
822642603	TELETOCANTINS	Nominative	38	4/14/2000			Published
822722372	14 O DDD DO BRASIL	Nominative	38	5/15/2000			Published
821473000	SUPERVIA DIGITAL	Nominative	38-10	7/2/1999			Published
821536630	BRASIL DATACOM	Nominative	38-10	8/4/1999			Published
821822861	PORTALICA	Nominative	38-10	7/19/1999			Published
821822870	CONECTIVA	Nominative	38-10	7/19/1999			Published
821822888	OQUENA	Nominative	38-10	7/19/1999			Published
821822896	IHU	Nominative	38-10	7/19/1999			Published
821822900	AYVU	Nominative	38-10	7/19/1999			Published
821843613	BRASIL DATACOM	Nominative	38-10	7/22/1999			Published

14.03 - OTHER SIGNIFICANT INFORMATION FOR BETTER UNDERSTANDING OF THE COMPANY

Adhesion to the Level 1 of Corporate Governance

On May, 9, 2002, Brasil Telecom Participações S/A and Brasil Telecom S/A adhered to the Level 1 of Corporate Governance of Sao Paulo Stock Exchange (BOVESPA), being the first companies of the telecom sector to belong to the listed companies group which employs politics focused on quality and accuracy of information provided to the market.

Under the rule 6.5 of Corporate Governance Best Practices, the tables below shows the information required:

Brasil Telecom Participações S.A. – Position of April, 30, 2003
Shareholder	Voting Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Controllers	81,938,268,870	61.13	11,120,392,971	4.99	93,058,661,841	26.09
Management
Board of Directors	38,388	0.00	55,688	0.00	94,076	0.00
Officers	5,053	0.00	4,674	0.00	9,727	0.00
Fiscal Council	1,792	0,00	1,794	0.00	3,586	0.00
Shares in Treasury	1,051,100,000	0,78	-	0.00	1,051,100,000	0.29
Others	51,042,274,100	38.08	211,549,732,756	95.01	262,592,006,856	73.62
Total	134,031,688,203	100.00	222,670,187,883	100.00	356,701,876,086	100.00
Outstanding shares	51,042,319,333	38.08	211,549,794,912	95.01	262,592,114,245	73.62

Brasil Telecom Participações S.A. — Position of April, 30, 2002
Shareholder	Voting Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Controllers	81,545,253,740	61.61	12,728,156,799	5.79	94,273,410,539	26.77
Management
Board of Directors	56,460	0.00	58,498	0.00	94,273,410,539	26.77
Officers	5,053	0.00	4,674	0.00	9,727	0.00
Fiscal Council	6,140	0.00	6,142	0.00	12,282	0.00
Shares in Treasury	-	0.00	-	0.00	-	0.00
Others	50,810,194,738	38.39	207,135,284,831	94.21	257,945,479,569	73.23
Total	132,355,516,131	100.00	219,863,510,944	100.00	352,219,027,075	100.00
Outstanding shares	50,810,262,391	38.39	207,135,354,145	94.21	257,945,616,536	73.23

15.01 ENVIRONMENTAL PROBLEMS

The concern with the environment is present in the Mission Statement of Brasil Telecom: “We are aware of our responsibility in relation to safety, environmental preservation, respect for human rights, socio-cultural development and the accomplishment of the set of laws in effect in the country and in every State in which we operate.”

Brasil Telecom has established partnerships with learning institutions and alliances with companies hired to train professionals in work safety, occupational hazards and environmental control in the pursuit of qualification beyond the technical aspect of business.

In relation to the environment, the collaborators were trained for the recycling of jobs in aerial network operations with an emphasis on the correct usage of the Equipamentos de Proteção Individual — Individual Protection Equipment (EPI) and the evaluation of the work execution conditions through the creation of task preventive analysis and training of jobs in transmission towers.

Due to the increase in traffic accident figures which may eventually involve its own collaborators and outsourced employees, Brasil Telecom has intensified its Traffic Education Campaign by giving lectures and defensive driving training with the support of the DETRAN transit department.

In all Brasil Telecom branch offices, an Emergency Situation Plan, which establishes procedures for firefighting, evacuation routes and first aid, has been implemented.

16.01 JUDICIAL PROSECUTIONS WITH VALUES HIGHER THAN 5% OF NET EQUITY OR OF NET INCOME

1- ITEM	2- DESCRIPTION	3- % OF NET EQUITY	4- % OF NET PROFIT	5- PROVISION	6- AMOUNT
01	LABOR	0	0		0
02	FISCAL/TAX	0	0		0
03	OTHERS	0	0		0

17.01 RELATED PART TRANSACTIONS

Operations between related parties and Brasil Telecom Participações S.A. are carried out under normal prices and market conditions. The principal transactions are:

Solpart Participações S.A.

Dividends/ Interest on Capital: of the dividends/ Interested on capital accrued in 2002, the Company assigned the amount of R$ 38,989(R$ 25,820 in 2001) to the parent company

Brasil Telecom S.A.

Dividends/Interest on Capital: in 2002, the subsidiary credited to the Company interest on capital in the amount of R$ 213,367 (R$ 152,366 in 2001). The balance of this asset as of December 31, 2002 is R$ 181,362 (R$ 129,511 as of December 31, 2001).

Loans with Subsidiary: Asset balance as of December 31, 2002 arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$ 120,081 (R$ 85,717 in 2001). Yield recognized in income for 2002 (financial income) was R$ 44,591 (R$ 20,252 in 2001).

Debentures: On January 27, 2001, the subsidiary issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$ 1,000, totaling R$ 1,300,000, with the purpose of financing part of its investment program. All these debentures were acquired by the Company. The nominal value of these debentures will be paid in three installments equivalent to 30%, 30% and 40% with maturities on July 27, 2004, 2005 and 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this asset as of December 31, 2002 is R$ 1,405,228 (R$ 1,398,875 in 2001) and yield recognized in income for 2002 represents R$ 236,356 (R$ 130,539 in 2001).

Accounts Receivable and Payable: arising from transactions related to operating income/expenses due to use of installations and logistic support . As of December 31, 2002, balance payable is R$ 663 (R$ 13 payable as of December 31, 2001) and the amounts recorded in income represent: Operating Expenses: R$ 2,352 (R$ 2,466 in 2001). Operating Income: R$ 256 (R$ 4,182 in 2001).

18.01- BYLAWS

CHART OF ALTERATIONS IN THIS BYLAW

ASSEMBLY	DATE	OCCURRENCE
2 nd Extraordinary Assembly	09/01/98	Articles 15, 21 (caput), 22, 24 and 27 changed.
4 th Extraordinary Assembly	01/27/99	Chapters I, II, III, IV, V, VI, VII and VIII changed.
6 th Extraordinary Assembly	10/11/99	Articles 16 and 34 changed.
11 th Extraordinary Assembly	05/09/00	Article 01 changed.
17 th Extraordinary Assembly	02/23/01	Article 05 changed.
18 th Extraordinary Assembly	04/30/01	Articles 24 and 25 changed.
19 th Extraordinary Assembly	04/29/02	Article 05 changed.
20 th Extraordinary Assembly	12/30/02	Articles 11 changed.
21 th Extraordinary Assembly	04/23/03	Article 05 changed.

CHAPTER I

ABOUT THE CHARACTERISTICS OF THE COMPANY

1 st Article – BRASIL TELECOM PARTICIPA&Ccedel;ÕES S.A. is a publicly traded company, which is governed by the present Bylaw and by the applicable legislation.

2 nd Article – The object of the Company is to:

I.     control the companies which explore the public fixed telephony services in Region II referred to in the General Licensing Plan approved by Decree no. 2,534 of April 2, 1998;

II.     promote, through controlled or associated companies, the expansion and implementation of fixed telephony services in its respective concession area;

III.     promote, perform or give guidance in relation to the collection, at internal and external sources, of funds to be invested by the Company or by its controlled companies;

IV.     promote and incentive study and research activities aimed at the development of the fixed telephony sector;

V.     execute, directly or through controlled or associated companies, specialized technical services related to the area of fixed telephony;

VI.     promote, incentive or coordinate, directly or through the companies controlled by it or associated to it, the formation and the training of the staff required for the fixed telephony sector;

VII.     perform or promote the import of goods and services to or through the companies under its control or those that are associated to it;

VIII.     exert other activities related or correlated to the corporate object; and

IX.     participate in the capital of other companies.

3 rd Article – The Company is headquartered and its forum is based in the Federal District of Brasília, and may, by decision of the Board, in accordance with the dispositions in the article 30 of this Corporate Bylaw, create and close branches and offices at any point in the national territory or abroad.

4 th Article – The duration term of the Company is indeterminate.

CHAPTER II

CAPITAL STOCK

5 th Article – The subscribed capital stock, totally paid off, is R$ 2,544,432,313.67 (two billion, five hundred and forty-four million, four hundred and thirty-two thousand, three hundred and thirteen reais and sixty-seven centavos), represented by 356,701,876,086 (three hundred and fifty-six billion, seven hundred and one million, eight hundred and seventy-six thousand, eighty-six) shares, being 134,031,688,203 (one hundred and thirty-four billion, thirty-one million, six hundred and eighty-eight thousand, two hundred and three) common shares and 222,670,187,883 (two hundred and twenty-two billion, six hundred and seventy million, one hundred and eighty-seven thousand, eight hundred and eighty-three) preferred shares, all nominative shares, at no par value.

6th Article — The Company is authorized to increase the capital stock, upon the deliberation of the Board Council, up to the limit of 700,000,000,000 (seven hundred billion) shares, common or preferred, in accordance with the legal limit of 2/3 (two thirds) for the emission of preferred shares with no right to vote.

7 th Article – Through the deliberation of the General Assembly or of the Board Council, the capital of the Company may be increased by the capitalization of accrued profit or by reserves formerly made for this purpose by the General Assembly.

       1 st Paragraph — The capitalization shall be made with no alteration in number of shares.

       2 nd Paragraph — The value of the balance of profit or reserves under 1% (one percent) of capital stock may not be capitalized.

8 th Article – The capital stock is represented by common and preferred shares, no par value, and it is not required to keep them proportionate, in the capital increases.

9th Article – Through the deliberation of the General Assembly or of the Board Council, the preferential right at the subscription of share, issue bonds or debentures convertible in shares, in the cases predicted in article 172 of the Corporate Law, may be excluded.

10 th Article – Each common share corresponds to the right of one vote at the deliberations of the General Assembly.

11 th Article – The preferred shares have no right to vote, except in the cases of the sole paragraph of this article and in the sole paragraph of article 14, being assured to them priority in the payment of the minimum and non cumulative dividend of 6% (six percent) per year of the value of the division of the capital stock by the total number of shares of the Company or 3% (three percent) per year of the book value of shareholders’ equity divided by the total number of shares of the Company, whichever is higher.

Sole Paragraph — The preferred shares shall acquire the right to vote if the Company, for 3 (three) consecutive years omits to pay the minimum dividends due to it in accordance with the terms of the caput of this article.

12 th Article – The shares of the Company are subscribed, and are kept at a deposit account at a financial institution in the name of the titleholders without the issue of certificates.

CHAPTER III

GENERAL ASSEMBLY

13 th Article – The General Assembly is the governing entity of the Company, with powers to deliberate over all the business related to the corporate object and to take the measures it deems necessary for the protection and the development of the Company.

14 th Article – Besides the attributions set forth by law, the General Assembly is responsible for:

I.     setting the global remuneration of the members of the Board Council and of the Board and the individual remuneration of the members of the Audit Committee; and

II.     previously approve the formalization of any long-term contracts between the Company or its controlled companies, on one side, and the controlling shareholder or controlled, associated companies, subject to the same control or controllers of the latter, or that in another manner constitute the parts related to the Company, except when the contracts are governed by the same clauses.

Sole Paragraph — With no loss to the dispositions in the 1 st paragraph of Article 115 of Law n o 6,404/76, the holders of preferred shares shall have the right to vote at the deliberations of the General Assembly referred to in sub-paragraph II of this article, as in those referred to in the alteration or revocation of the following bylaw dispositions:

1.     sub-paragraph II of Article 14 and its Sole Paragraph;

2.     Sole Paragraph of Article 15; and

3.     Article 49

15 th Article – The General Assembly is summoned by the Board Council, or in the form predicted in the Sole Paragraph of Article 123 of Law n o 6,404/76. Whenever the Board Council summons a General Assembly it is up to the Chairman to co-substantiate the act. Sole Paragraph — In Article 136 of Law n o 6,404/76, the first summons of the General Assembly shall be made 30 (thirty) days in advance, at least, and 10 (ten) days in advance, at least, at the second summons.

16 th Article – The General Assembly is held by the President of the Company or, in his absence or due to his impediment, by any Director, or also, by attorney-in-fact duly invested of specific powers for this purpose. The Assembly shall be presided by the Chairman of the Board Council, who is also responsible for choosing the secretary. In the absence of the Chairman of the Board Council, the Assembly shall be presided by the Chairman of the Company, and, in case of impediment, by any Director. In the case of absence and/or impediment of any directors, as predicted in the terms of this article, the assembly must elect the chairman of the board and the respective secretary.

17 th Article – The discussions and deliberations of the General Assembly shall be written in the book of minutes, signed by the members of the board and by the shareholders present, which represent, at least, the majority required for the deliberations assumed. 1 st Paragraph — The minute may be written in the form of a fact summary, inclusive dissidence and protests. 2 nd Paragraph — Except for counter deliberations of the Assembly, the minutes shall be published with omission of the signatures of the shareholders.

18 th Article – Annually, at the four first months subsequent to the corporate yearend, the General Assembly will meet, ordinarily, to:

I.     take the accounts of the administrators, examine, discuss and vote over the financial statements;

II.     deliberate about the destination of the net profit of the year and the distribution of dividends; and

III.     elect the members of the Audit Committee and, whenever the case, the members of the Board Council.

19 th Article – The General Assembly shall meet, extraordinarily, whenever the interests of the Company require so.

CHAPTER IV

COMPANY ADMINISTRATION

SECTION I

GENERAL NORMS

20 th Article – The Administration of the Company is exercised by the Board Council and by the Board.

       1 st Paragraph — The Board Council, the body of the Company that deliberates as a group, executes the top administration level of the Company.

       2 nd Paragraph — The Board is the body of the Company that represents the executive administration of the Company, acting each one of each members in accordance with their respective competence.

       3 rd Paragraph — The attributions and powers granted by law to each one of the administrative bodies may not be granted to any other body.

21 st Article – The administrators come into power at the writing of the terms into the Book of Minutes of the Assemblies of the Board Council or of the Board, according to the case.

22 nd Article – The mandate of the administrators is of 3 (three) years, with reelection allowed.

Sole Paragraph – The mandate of the administrators is considered to run until their successors come into power.

SECTION II

BOARD COUNCIL

23 rd Article – Besides the attributions predicted by law, the Board Council is responsible for:

I.     approving the annual budget of the Company, as well as of its controlled companies, besides the objective and business strategy plan predicted for the period of validity of the budget;

II.     deliberating over the capital increase of the Company up to the limit of the authorized capital, as well as deliberating over the issue of stock or subscription bonus, including with the exclusion of the preferential right of the shareholders, setting the issue and placement conditions of the stock or subscription bonus;

III.     authorizing the issue of commercial papers for public subscription;

IV.     resolving, when delegated by the General Assembly, about the conditions of issue of the debentures, according to the dispositions of the 1 st paragraph in the article 59 of Law n o 6,404/76;

V.     authorizing the sale of debentures, including those convertible into shares, issued by the Company that are in the treasury;

VI.     authorizing the acquisition of Company issued shares, for the purpose of cancellation or permanence in the treasury and subsequent sale;

VII.     approving the participation or sale of participation of the Company in the capital of other companies;

VIII.     authorizing the exchange of shares or of other securities convertible into shares issued by the controlled companies;

IX.     authorizing the sale or burden of goods which integrate the fixed assets;

X.     authorizing the acquisition of goods for the fixed assets whose individual value is above 1% (one percent) of the net worth of the Company;

XI.     authorizing the waiver of rights for the subscription of shares, debentures convertible into shares or subscription bonuses issued by the controlled companies;

XII.     within the limit of authorized capital, approving the grant for the option of the purchase of stock to its administrators, employees and to individuals that render services to the Company or to the controlled companies.

XIII.     authorizing the rendering of real or fidejussionary guarantees by the Company in favor of third parties or controlled companies;

XIV.     authorizing the practice of gratuitous acts, in benefit of the employees or of the community, in view of the corporate responsibilities of the Company, of which the rendering of guarantees to employees in the case of interstate and/or inter-city transfer and/or relocation does not imply in a matter that depends on the prior approval of the Board Council;

XV.     approving the employment of loans, financing, leasing and issue of commercial papers whose individual value is above 1% (one percent) of the net worth of the Company, as well as of its controlled companies;

XVI.     authorizing investments in new businesses or the creation of a subsidiary;

XVII.     deliberating over the approval of a “Depositary Receipts” program issued by the Company ;

XVIII.     submitting for approval to the General Assembly the performance of any business or operation which is included among those mentioned in subparagraph II of article 14 of this bylaw;

XIX.     authorizing the Company, as well as its associated and controlled companies, to sign, alter or rescind Shareholder Agreements;

XX.     approving the policy for complementary social security of the Company and the collective agreements; XXI. approving the Internal Rules of the Board Council;

XXII.     approving the proposal of the Board in relation to the Company Rules with the respective organizational structure, including at the competence and attribution of the Directors of the Company;

XXIII.     dividing the global remuneration amount, set by the General Assembly, between the Councilors and the Directors of the Company, setting their individual remuneration;

XXIV.     establishing guidelines for the exercise of the right to vote of the representatives of the Company at the General Assemblies of its controlled or associated companies;

XXV.     electing and dismissing, at any moment, the Directors of the Company, including the Chairman, setting attributions to them, in accordance with the dispositions of this bylaw;

XXVI.     appointing the representatives of the Company in the administration of the companies in which it participates; and

XXVII.     performing other activities which may be delegated to it by the General Assembly.

24 th Article – The Board Council is comprised of 3 (three) to 11 (eleven) effective members and similar number of alternate Councilors.

25 th Article – The members of the Board Council and their respective alternate Councilors are elected by the General Assembly which elects, among them, the Chairman of the board.

       1 st Paragraph — In the case of a vacancy in the position of an effective Councilor, the respective alternate Councilor will substitute and serve up to the first General Assembly.

       2 nd Paragraph — In the case of a vacancy in the position of an effective Councilor and if the respective alternate Councilor does not replace the effective Councilor, Art. 150 of Law 6.404/76 shall apply.

26 th Article – The Board Council will meet ordinarily once every two calendar months and, extraordinarily, upon summons made by its Chairman or by 2 (two) Councilors, drawing up the minutes of the Assemblies. Sole Paragraph – The summons shall be made by letter, telegram or fax delivered in at least 10 (ten) days in advance, except in the cases of urgency, at the sole discretion of the Chairman of the Board Council, and the notice must contain the order of the day.

27 th Article – The Board Council deliberates by absolute majority of votes, with the presence of the majority of its members, and it is up to the Chairman of the board, when necessary, to remit the proceedings that co-substantiate these deliberations.

SECTION III

BOARD

28 th Article – The Board is comprised of 1 (one) Chairman and 3 (three) executive Directors, thus titled: a) Financial Director; b) Technical Director; and c) Human Resources Director. 29 th Article – In their absence and due to temporary impediments, the Chairman is substituted by the Financial Director.

       1 st Paragraph — In the case of simultaneous absences and impediments of the Chairman and the Financial Director, the Board is governed by the Director designated by the Board Council.

       2 nd Paragraph — The Financial Director and the other Directors at their temporary impediments are substituted by the Director appointed by the Chairman.

       3 rd Paragraph – In the case of vacancy in the position of an effective Director, the Board Council will promote the election of a substitute to complete the mandate of the substituted person.

30 th Article – In accordance with the dispositions contained in this Bylaw, it is necessary to link the Company to: (i) the joint signature of 2 (two) Directors, of which one, necessarily, must be the Chairman; (ii) the signature of 1 (one) Director in combination with a attorney-in-fact; or (iii) the joint signature of 2 (two) attorneys-in-fact, invested with specific powers.

Sole Paragraph – The tools of the mandate granted by the Company, which shall be signed jointly by 2 (two) Directors, of which one must necessarily be the Chairman, must specify the powers granted and, with exception to those used for legal purposes, will have the maximum validity period of 1 (one) year.

31 st Article – The specific responsibility of each one of the members of the Board is the following:

       I — CHAIRMAN – The execution of the policy, guidelines and the activities related to the corporate object of the Company, according to the terms specified by the Board Council.

       II — FINANCIAL DIRECTOR — The execution of the policy, guidelines and the economic-financial and accounting activities of the Company according to the terms specified by the Board Council.

       III — TECHNICAL DIRECTOR – The planning and execution of the network engineering projects directed to the expansion and modernization of the network and the exploration of new technology, according to the specifying by the Board Council.

       IV — HUMAN RESOURCES DIRECTOR – Administrate and guide the actions related to the management of the Company, comprising the employment, the dimensioning, the education and the development of Human Agents for the company, according to the specifying by the Board Council.

CHAPTER V

AUDIT COMMITTEE

32 nd Article – The Audit Committee is the fiscal inspection entity of the Company administration, and must perform permanently.

33 rd Article – The Audit Committee shall be comprised of 3 (three) to 5 (five) members and substitutes in an even number.

       1 st Paragraph — The mandate of the Audit Committee members ends at the first Annual General Assembly subsequent to the respective election, reelection permitted, remaining the Councilors in the positions until the successors take over.

       2 nd Paragraph — The Audit Committee members, at their first Assembly, will elect their Chairman, who will be in charge of remitting the deliberations of the body.

       3 rd Paragraph — The Audit Committee may request that the Company appoint qualified personnel to act as secretary and render technical assistance.

34 th Article – The Audit Committee shall meet, ordinarily, once every quarter and, extraordinarily, when required.

       1 st Paragraph — The Assemblies are summoned by the Chairman of the Audit Committee or by 2 (two) members of the Audit Committee.

       2 nd Paragraph — The Audit Committee manifests itself by majority of votes, with the presence of the majority of its members.

35 th Article – The members of the Audit Committee are substituted, in their absence or impediment, by the respective substitute.

36 th Article – Except in the cases of death, resignation, destitution and other terms set forth by law, the vacancy of the position when a member of the Audit Committee fails to appear, without just cause, to 2 (two) consecutive Assemblies or 3 (three) interspersed ones, in the corporate year.

Sole Paragraph — In the case of absence in the position of a member of the Audit Committee without a supplent assuming the position, the General Assembly will immediately summon to elect the substitute.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

37 th Article – The fiscal year coincides with the calendar year.

38 th Article – At each yearend, the Board will prepare the Balance Sheet and the other financial statements required by law.

39 th Article – The Board Council will present to the General Assembly, in combination with the financial statements, the proposal for the destination of the net profit of the period, as set forth by the dispositions of this bylaw and the law.

40 th Article – Besides creating the reserves predicted by law, the General Assembly may use up to 10% (ten percent) of the net profit, adjusted in the form of the dispositions in the article 202 of Law 6,404/76, for the formation of a reserve to reinforce the working capital, and whose value may not surpass 10% (ten percent) of the accounting net worth of the company.

41 st Article – The shareholders have the right to receive the minimum dividend required of 25% (twenty five percent) of the net profit for each period adjusted in the form of the disposition in the article 202 of Law 6,404/76.

42 nd Article – The amount corresponding to the minimum required dividend shall be used, in the first, for the payment of the dividend of preferred shares predicted in the article 11 of this Bylaw up to the limit of the preference; following this, the dividends to be used for the common stock shall be paid, until each common share has received a dividend equal to that attributed to the preferred shares; and the remaining balance of the minimum required dividend, shall be divided in equal conditions, by the shares of both types.

Sole Paragraph — In the period which the minimum amount dividend required is insufficient for the payment of the priority dividend of preferred shares, the minimum required dividend shall be increased up to the amount sufficient for such payment.

43 rd Article – After the payment of the minimum required dividend, a General Assembly will decide about the destination of the remaining balance of the net profit of the period, which, by proposal of the administration, may be used in the proportion in which they are to be deliberated, as: (i) supplementary dividend payment to the shareholders; (ii) transfer to the following year, as accumulated earnings, as long as duly justified by the administrators to finance the investment plan predicted in the budget of capital.

44 th Article – The company may, by deliberation of the Board Council, pay or credit, in dividends, interests over its own capital, in the terms of article 9 of Law 9,249, on 12/26/95. The interests will be compensated with the amount of the minimum required dividend due in the fiscal year to the holders of both common and preferred shares.

45 th Article – The Company, by deliberation of the Board Council, may, in accordance with legal limitations: (i) balances, declare dividends; and (ii) declare intermediary dividends on account of accumulated earnings or of reserves of the existing profits in the last annual or half-yearly balance sheet.

46th Article – The Company may, through deliberation of General Assembly, provided the legal limits, attribute profit participation to its administrators and employees.

CHAPTER VII

ABOUT THE LIQUIDATION OF THE COMPANY

47 th Article – The company will be dissolved, by entering in liquidation, in the cases predicted in law or through deliberation of the Assembly, which will determine the manner of settlement and will elect the liquidator and the Audit Committee for the liquidation period, establish for them a respective fees.

CHAPTER VIII

ABOUT THE GENERAL AND TRANSITORY DISPOSITIONS

48 th Article – The approval, by the Company, through its representatives, of operations for the merger, split, incorporation or dissolution of its controlled companies shall be preceded by a economic-financial analysis by an independent company, of well-known professional acclaim, confirming that it is giving equal treatment to all the companies interested, whose shareholders have full access of the referred analysis report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer